Mail Stop 3561

July 20, 2007

Mr. David L. Warnock, CEO
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, Maryland 21202

> **Re: Camden Learning Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **File No. 333-143098**
> **Filed on July 5, 2007**

Dear Mr. Warnock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Summary, page 1</u>

1.   Please ensure to provide specific cites for all of your statistical disclosure. We note the general disclosure regarding cites at the bottom of page 42. Please revise to provide specific cites for each statistical disclosure.

The Offering, page 5

Warrants, page 7

2.   We note the disclosure on page 7 regarding the exercise period of the warrants sold in the offering. Please confirm in this section that the same exercise period applies to the insider warrants.

Certificate of Incorporation, page 8

3.   We partially reissue comment 18 of the staff letter dated June 28, 2007. Please explain the purpose of provisions that would permit amendment or waiver of key provisions concerning stockholder approval of a proposed business combination, redemption of shares and termination of corporate existence, if the company obtains the consent of holders of 95% of the shares purchased in this offering.

4.   Please revise to clearly disclose that the current offering is different from most other similar blank check offerings in that it is possible that the company could continue beyond the 24 month period and not distribute the funds held in trust after the 24 month period if an amendment is approved by a vote of the shareholders. Please add a risk factor as applicable and reconcile this disclosure with risk factor three on page 14.

Escrow of existing stockholders' securities, page 12

5.   We note the disclosure that the shares and the insider warrants will not be transferable except upon limited exceptions. Please discuss in detail the limited exceptions in which the securities would be transferable.

6.   We note the transfer restrictions upon the existing stockholders, particularly Camden Learning, LLC. Please describe in more detail whether the transfer restrictions would apply to the ownership interests or interest holders of Camden Learning, LLC or the controlling entities of Camden Learning, LLC. If not, for each entity which is an interest holder in Camden Learning, LLC, please describe its business and the number of owners or interest holders.

Risk Factors, page 14

Risks Associated with Our Business, page 14

7.   Please revise the caption of the ninth risk factor to state, as the discussion indicates, that the company's officers and directors are now affiliated with entities that conduct business activities similar to those in which the company intends to engage.

8.   The sixteenth risk factor on page 21 states that the company expects that most of its management and other key personnel will remain associated with the combined company. Please identify the managers and other key personnel who may remain in senior management or advisory positions with the combined company. See also page 30 (risk associated with inability to retain key personnel).

9.   Please revise the discussion in the twenty-sixth risk factor on pages 24-25 to eliminate redundancies involving the sponsor's proposed open market purchases of the company's common stock.

10.   We note the disclosure on page 24 that "our current stockholders may be able to effectively influence the outcome of any matters requiring approval by our stockholders … other than approval of a business combination." Please explain the basis for this statement. Also, reconcile this statement with the disclosure on page 3 and elsewhere regarding the purchases by the sponsor of the 250,000 units in the offering and $4,000,000 of the company's common stock in the open market. We note that the sponsor has agreed to vote all of these shares in favor of a business combination. It appears that an additional risk factor would be necessary to clearly disclose the sponsor's ability to influence the vote in favor of a business combination. Please revise accordingly.

Dilution, page 36

11.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 42

Selection of a target business and structuring of a business combination, page 45

12.   We note the statement, "As part of our intended processes, we may create a contact database …" Please clearly indicate whether these processes will occur after the closing of the offering.

Principal Stockholders, page 60

13.   It appears that David L. Warnock and Donald W. Hughes would have ultimate voting or dispositive control of the shares attributable to Camden Learning LLC. See Rule 13d-3 of the Exchange Act. Please include these shares in the beneficial ownership table.

14.   In footnote four, please include the names of all four managing members of Camden Partners Strategic Manager, LLC. See Rule 13d-3 of the Exchange Act.

Financial Statements, page F-1

Note 4 – Note Payable to Affiliate and Related Party Transactions, page F-10

15.   We note your response to prior comment 30 of our letter dated June 28, 2007. As previously requested, please revise to disclose the effective interest rate on the note payable as required by paragraph 16 of APB 21.

        Please tell us why you believe that the effective interest rate approximates the rate that would have resulted if an independent borrower and an independent lender had negotiated a similar transaction under comparable terms and conditions, as discussed in paragraph 13 of APB 21. Revise your disclosures as appropriate.

Exhibits

16.   Please file executed copies of the agreements wherever possible. For example, please include an executed copy of the Subscription Agreement, Exhibit 10.6.

Exhibit 1.1 Underwriting Agreement

17.   We note that the covenants concerning business combinations with an entity affiliated with an existing stockholder, see section 3.8.1 and section 8.8, are not consistent with statements in the prospectus that the company will not seek a target company that is a portfolio company of, or otherwise affiliated with, or has received financial investment from, any of the private equity firms with which the company's existing stockholders, executive officers or directors are affiliated. See, e.g., page 2. Please revise or advise.

Exhibit 3.2 Form of Amended and Restated Certificate of Incorporation

18.   Article Sixth of this document, insofar as it addresses a fairness opinion, does not reflect the statements in the prospectus cited above. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
       Stuart Neuhauser, Esq.
       Fax: (212) 370-7889